Issuer Free Writing Prospectus, Dated December 6, 2013
Filed pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement
Dated December 4, 2013
(To Prospectus dated December 3, 2013)
Registration File No. 333-192393

Global Geophysical Services, Inc.
347,827 Depositary Shares
Each Representing a 1/1000th Interest in a Share of
11.5% Series A Cumulative Preferred Stock

Pricing Term Sheet
December 6, 2013

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Global Geophysical Services, Inc. (the “Company”) with the Securities and Exchange Commission on December 4, 2013 and the Company’s Registration Statement (File No. 333-192393). This issuer free writing prospectus sets forth the final pricing information related to the offering of depositary shares, each representing a 1/1000th interest in a share of the Company’s 11.5% Series A Cumulative Preferred Stock, including the final size of the offering, which is 347,827 depositary shares, each representing a 1/1000th interest in a share of the Company’s 11.5% Series A Cumulative Preferred Stock.

Issuer:	Global Geophysical Services, Inc.

Security:	Depositary shares (“Depositary Shares”), each representing a 1/1000th interest in a share of the Company’s 11.5% Series A Cumulative Preferred Stock (“Series A Preferred Stock”).

Size:	347,827 Depositary Shares (representing an aggregate of 347.827 shares of Series A Preferred Stock).

Best Efforts:	The underwriters are selling the Depositary Shares on a “best efforts” basis and are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered in the prospectus supplement.

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange under the symbol “GGS.Pr.A”. If the application is approved, trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.

Price to Public:	$23.00 per Depositary Share.

Liquidation Preference:	$25,000.00 per share of Series A Preferred Stock (equivalent to $25.00 per Depositary Share) plus accrued and unpaid dividends.

Stated Dividend Rate:	11.5% per annum.

Equivalent Annual Payment at Stated Rate:	$2,875.00 per share of Series A Preferred Stock (equivalent to $2.875 per Depositary Share).

Penalty Dividend Rate:	13.5% per annum.

Equivalent Annual Payment at Penalty Rate:	$3,375.00 per share of Series A Preferred Stock (equivalent to $3.375 per Depositary Share).

Dividend Payment Dates:	The last day of each calendar month, partial dividend period on December 31, 2013. Dividends are cumulative from December 13, 2013.

First Dividend Payment Date:	December 31, 2013.

Optional Redemption:	Redeemable by the Company on and after December 13, 2018.

Limited Conversion Rights on a Change of Control:	The Share Cap is equal to 33,333.33 shares of common stock per share of Series A Preferred Stock (33.33 shares per Depositary Share). If the Common Stock Price is less than $0.75 per share (which is approximately 50% of the per-share closing sale price of our common stock reported on the NYSE on December 5, 2013), subject to adjustment, the holders will receive a maximum of 33,333.33 shares of our common stock per share of Series A Preferred Stock (33.33 shares per Depositary Share), which may result in a holder receiving a value that is less than the liquidation preference of the Series A Preferred Stock.

Maturity:	None (perpetual, subject to discretionary redemption by the Company on or after December 13, 2018).

Underwriting Discount:	$1.61 per Depositary Share or an aggregate of approximately $560,000.00.

Per Depositary Share Proceeds to Issuer:	$21.39 per Depositary Share or an aggregate of approximately $7.1 million.

Aggregate Net Proceeds to Issuer:	The Company will receive net proceeds of approximately $7.1 million from our sale of 347,827 Depositary Shares (representing an aggregate of 347.827 shares of Series A Preferred Stock) in this offering, after deducting the underwriting commissions and estimated offering expenses payable by the Company, including reimbursement up to $125,000.00 in legal fees incurred by the underwriter.

CUSIP/ISIN:	37946S 206/US37946S2068

Trade Date:	December 6, 2013.

Settlement Date:	December 13, 2013.

Joint Book-Running Managers:	MLV & Co. LLC and National Securities Corporation.

Transfer and Depositary Agent	Computershare Trust Company, N.A.

REVISED CAPITALIZATION DISCLOSURE

The “As Adjusted” column of the Capitalization table on page S-18 of the preliminary prospectus supplement is revised as follows: Cash and cash equivalents is $23,874, Total long-term debt is $337,577, Common stock is 483, Additional paid-in capital is 265,861, Accumulated deficit is (101,342), Treasury stock is 96,530, Total stockholders’ equity is $68,472 and Total capitalization is $406,049. The par value of the preferred stock is $3.48.

Terms not defined in this pricing term sheet have the meanings given to such terms in the preliminary prospectus supplement, dated December 4, 2013.

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY WRITTEN REQUEST TO GLOBAL GEOPHYSICAL SERVICES, INC., 13927 SOUTH GESSNER ROAD, MISSOURI CITY, TEXAS 77489, ATTN: INVESTOR RELATIONS. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING MLV & CO. LLC AT 888-344-2272.